Exhibit 99.1

Daqo New Energy Announces Three-Year High-Purity Polysilicon Supply Agreement with Gaojing Solar

Shanghai, China – March 16, 2021 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it signed a three-year high-purity polysilicon supply agreement with Gaojing Solar Energy Technology Co., LTD (“Gaojing”). Gaojing is a newly established advanced solar wafer manufacturer co-founded by a team of senior experts with extensive experience in the solar industry, IDG Capital, a leading investment firm, and Zhuhai's leading state-owned enterprise Huafa Group.

The execution of Gaojing’s plan for a 50GW large-size solar wafer capacity will be carried out in three phases. Construction of the first phase, with a production capacity of 15GW, has already begun and is expected to be complete by the end of June 2021 and fully operational by September 2021. Phase II is expected to reach full production capacity of 15GW in 2022, and Phase III will bring additional 20GW of the plan online by the end of 2023.

Under the supply agreement, Daqo New Energy will provide Gaojing with high-purity mono-grade polysilicon in a total amount of 45,900 MT between June 2021 and May 2024. Actual prices will be negotiated by both parties monthly according to market conditions. As part of the supply agreement, Gaojing will make an advance payment to Daqo New Energy.

Mr. Zhiqun Xu, Chairman and General Manager of Gaojing, commented, "We are very pleased to establish such a meaningful cooperation with Daqo New Energy, one of the most important high-purity polysilicon providers in the solar industry. We see market opportunities for 210mm large-size solar wafers in the next few years. We believe our advantages in cost and quality thanks in part to Daqo’s support on the high-quality raw material side will enable us to compete as a leader in the solar wafers sector going forward.”

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “We are very pleased to enter into this long-term contract with such an ambitious customer with a visionary strategy in terms of capacity plans and innovation. As a leading high-purity polysilicon provider, we will continue to support our customers with growing capacity and superior quality and work closely with them to better serve the rapid growth of the solar PV market.”

About Gaojing Solar Energy Technology

Gaojing Solar Energy Technology is an advanced solar wafer manufacturer co-founded by a team of senior experts with extensive experience in the solar industry, IDG Capital, a leading investment firm, and Zhuhai's leading state-owned enterprise Huafa Group. Gaojing Solar plans on competing as a leader in the market of advanced large-size wafers with a 50GW plan which will be carried out in three phases. Construction of the first phase will be completed by the end of June and fully operational in September 2021 with a production capacity of 15GW. Phase II is expected to reach full production capacity of 15GW in 2022, and Phase III will bring the final 20GW of the plan online by the end of 2023.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in China currently has an annual polysilicon nameplate capacity of 70,000 metric tons.

For more information, please visit http://www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.